As filed with the Securities and Exchange Commission on February 2, 2009

                                                    1933 Act File No. 333-156507
                                                     1940 Act File No. 811-03763



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust: CLAYMORE SECURITIES DEFINED PORTFOLIOS,
          SERIES 559

     B.   Name of Depositor: CLAYMORE SECURITIES, INC.

     C.   Complete address of Depositor's principal executive offices:

                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   Name and complete address of agents for service:

         CLAYMORE SECURITIES, INC.
         Attention:  Kevin Robinson, Esq.
         Senior Managing Director, General Counsel and Secretary
         2455 Corporate West Drive
         Lisle, Illinois  60532

         CHAPMAN AND CUTLER LLP
         Attention:  Eric F. Fess, Esq.
         111 West Monroe Street
         Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to paragraph (b)

/ /      60 days after filing pursuant to paragraph (a)

/ /      on (date) pursuant to paragraph (a) of rule 485 or 486

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/x/ Check box if it is proposed that this filing will become effective on February 2, 2009 at 2:00 P.M. Eastern Time pursuant to Rule 487.



               Claymore Securities Defined Portfolios, Series 559


                        S&P Foundation Strategy, Series 2

                        Zacks Select Portfolio, Series 14



                                 [Claymore logo]

                                  [Zacks logo]



                    PROSPECTUS PART A DATED FEBRUARY 2, 2009





                  Diversified portfolios containing securities
                     selected by Claymore Securities, Inc.


                 The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
           Any representation to the contrary is a criminal offense.



================================================================================
 INVESTMENT SUMMARY


                                    Overview

     Claymore Securities Defined Portfolios, Series 559 is a unit investment trust that consists of the S&P Foundation Strategy, Series 2 (the "S&P Foundation Trust") and the Zacks Select Portfolio, Series 14 (the "Zacks Select Trust") (collectively referred to as the "trusts" and individually referred to as a "trust"). Claymore Securities, Inc. ("Claymore" or the "sponsor") serves as the sponsor of the trusts.

     The trusts are scheduled to terminate in approximately 15 months.



================================================================================
 S&P FOUNDATION STRATEGY, SERIES 2


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The S&P Foundation Trust seeks to provide total return primarily through capital appreciation by investing in a portfolio of common stocks and American Depositary Receipts ("ADRs").

                          Principal Investment Strategy

     The trust's investment strategy uses a quantitative selection process to determine the constituents of a final portfolio.

     The sponsor has selected Standard & Poor's Investment Advisory Services LLC ("SPIAS"), a subsidiary of The McGraw-Hill Companies, Inc., to serve as the trust's portfolio consultant. The portfolio consultant is responsible for assisting the sponsor with the selection of the trust's portfolio. SPIAS has developed four unique strategies, further described below, that include a wide array of screens to assist in the selection of the trust portfolio.

     See "Investment Policies" in Part B of the prospectus for additional information.

                               Security Selection

     The S&P Foundation Strategy is based upon the following strategies and is approximately weighted as follows:

     S&P Large-Cap Cornerstone Strategy: 50%

     S&P Mid-Cap Cornerstone Strategy: 15%

     S&P Small-Cap Cornerstone Strategy: 15%

     S&P International Cornerstone Strategy: 20%

Within the individual strategies, the stocks or ADRs selected are approximately equally-weighted.

     The stocks and ADRs that make up each of the individual strategies were selected ten business days prior to the trust's initial date of deposit (the "Inception Date").

              S&P Large-Cap Cornerstone Strategy Selection Criteria

     STRATEGY 1, described below, is comprised of Strategy A and Strategy B.

                                   Strategy A

     1. The starting universe includes all of the companies included in the S&P 500 Index (the "S&P 500") with market capitalization greater than or equal to $8.5 billion.

     2. A quality screen is applied to eliminate stocks with a Standard & Poor's Quality Ranking ("S&P Quality Ranking") below B-.

     The S&P Quality Ranking is an assessment of the past performance of a stock's earnings and dividends over the most recent ten fiscal years. Growth and stability of earnings and dividends are key elements in establishing S&P Quality Rankings for common stocks.

     3. Exclude stocks with negative four-quarter trailing income before extraordinary items.

     4. Select the eight stocks with the greatest percentage reduction in shares outstanding over the last four quarters. If the number of stocks with a percentage decrease in shares outstanding is less than eight, select stocks that had the greatest percentage decrease in shares outstanding followed by stocks that had the smallest percentage increase in shares outstanding for a total of eight stocks. If there were no stocks with a percentage decrease in shares outstanding, then select eight stocks with the smallest percentage increase in shares outstanding.

                                   Strategy B

     1. The starting universe includes all of the companies included in the S&P 500 with market capitalization less than $8.5 billion.

     2. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     3. Exclude stocks with negative four-quarter trailing income before extraordinary items.

     4. Select the two stocks with the greatest percentage reduction in shares outstanding over the last four quarters. If the number of stocks with a percentage decrease in shares outstanding is less than two, select the stock with the percentage decrease in shares outstanding and the stock that had the smallest percentage increase in shares outstanding for a total of two stocks. If there were no stocks with a percentage decrease in shares outstanding, then select the two stocks with the smallest percentage increase in shares outstanding.

     STRATEGY 2, described below, is comprised of Strategy C and Strategy D.

                                   Strategy C

     1. The starting universe includes all of the companies included in the S&P 500 with market capitalization greater than or equal to $8.5 billion and excludes the names selected for the prior strategy.

     2. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     3. Select the 85 stocks with the highest equal-weighted combined rank based on free cash flow-to-price and sales-to-price ratios.

     Free cash flow-to-price is calculated as free cash flow divided by market capitalization. Sales-to-price is calculated as sales divided by market capitalization. Free cash flow is calculated as four-quarter trailing operating cash flows minus four-quarter trailing capital expenditures. Sales are calculated as four-quarter trailing sales.

     4.  Select the eight stocks with the highest price momentum.

     Price momentum is calculated as follows: calculate the 12-month percentage price change by skipping the most recent month. Subtract from it the most recent one-month percentage price change.

                                   Strategy D

     1. The starting universe includes all of the companies included in the S&P 500 with market capitalization less than $8.5 billion.

     2. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     3. Select the 40 stocks with the highest equal-weighted combined rank based on free cash flow-to-price and sales-to-price ratios.

     4.  Select the two stocks with the highest price momentum.

     STRATEGY 3, described below, is comprised of Strategy E and Strategy F.

                                   Strategy E

     1. The starting universe includes all of the companies included in the S&P 500 with market capitalization greater than or equal to $8.5 billion and excludes the names selected for the prior strategies.

     2. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     3.  Select the 40 stocks with the highest return on invested capital.

     Return on invested capital is defined as four-quarter trailing operating income divided by invested capital. Invested capital is calculated as long-term debt plus preferred stock plus minority interests plus common equity.

     4.  Select the eight stocks with the lowest price-to-book ratio.

     Price-to-book ratio is calculated as market capitalization divided by common equity.

                                   Strategy F

     1. The starting universe includes all of the companies included in the S&P 500 with market capitalization less than $8.5 billion.

     2. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     3.  Select the ten stocks with the highest return on invested capital.

     4.  Select the two stocks with the lowest price-to-book ratio.

     STRATEGY 4, described below, is comprised of Strategy G and Strategy H.

                                   Strategy G

     1. The starting universe includes all of the companies included in the S&P 500, with market capitalization greater than or equal to $8.5 billion and excludes the names selected for the prior strategies.

     2. Select the five Global Industry Classification Standard ("GICS") sectors with the lowest downward momentum.

     Downward momentum is defined as the average of monthly returns in down markets. Down markets are months when the S&P 500 had a negative return. Downward momentum is calculated from December 1970 through the latest month a return for the S&P 500 is available.

     3. Select the 40 stocks with the highest sector de-medianed free cash flow yield. If the stock is classified in the utilities or telecommunication services sector, EBIT-to-EV (four-quarter trailing operating income after depreciation divided by enterprise value) will be used in place of the free cash flow yield. Enterprise value is defined as market capitalization plus total debt minus cash.

     Free cash flow ("FCF") is defined as four-quarter trailing cash flow from operations minus four-quarter trailing capital expenditures. FCF yield is calculated by dividing FCF by market capitalization. The de-medianed FCF yield is calculated by subtracting from each stock's FCF yield the sector FCF yield median value. For utilities and telecommunication services sector stocks, the de-medianed EBIT-to-EV ratio is calculated by subtracting from each stock's EBIT-to-EV ratio the sector EBIT-to-EV ratio median value.

     4. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     5. Select the 24 stocks with the highest industry de-medianed projected long-term growth of earnings per share ("EPS").

     The de-medianed Institutional Brokers' Estimate System consensus estimated long-term growth of EPS is calculated by subtracting from each stock's estimate the GICS industry estimate median value.

     6. Select the 16 stocks with the highest industry de-medianed price momentum.

     Industry de-medianed price momentum is calculated by subtracting from each stock's price momentum the industry price momentum median value.

                                   Strategy H

     1. The starting universe includes all of the companies included in the S&P 500, with market capitalization less than $8.5 billion.

     2.  Select the five GICS sectors with the lowest downward momentum.

     3. Select the ten stocks with the highest sector de-medianed free cash flow yield. If the stock is classified in the utilities or telecommunication services sector, EBIT-to-EV will be used in place of the FCF yield.

     4. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     5. Select the six stocks with the highest industry de-medianed projected estimated long-term growth of EPS.

     6. Select the four stocks with the highest industry de-medianed price momentum.

     In constructing the S&P Large-Cap Cornerstone Strategy, if the number of stocks in any one single industry is greater than 20% of the total, the portfolio will be adjusted by reducing the number of the stocks in the overweighted industry(ies) to bring the weighting of the industry to 20%. The adjustment will consist of excluding from the overweighted industry(ies) the stocks with the highest price-to-book ratio and by replacing them with the stocks with the lowest price-to-book ratio based on rerunning the screens for Strategy 1 and Strategy 2 using the 450 stocks that were not originally selected.

               S&P Mid-Cap Cornerstone Strategy Selection Criteria

     STRATEGY 1, described below, is comprised of Strategy A and Strategy B.

                                   Strategy A

     1. The starting universe includes all of the companies included in the S&P MidCap 400 Index (the "S&P 400") with market capitalization between $1.0 billion and $8.5 billion.

     2. A quality screen is applied to eliminate stocks with an S&P Quality Ranking below B-.

     3. Select the 80 stocks with the highest sector de-medianed EBITDA-to-EV ratio.

     EBITDA-to-EV ratio is four-quarter trailing operating income before depreciation divided by enterprise value. Enterprise value is defined as market capitalization plus total debt minus cash. The de-medianed EBITDA-to-EV ratio is calculated by subtracting from each stock's EBITDA-to-EV ratio the sector EBITDA-to-EV median value.

     4. Select the 24 stocks with the highest sector de-medianed cash flow return on investment ("CFROI").

     CFROI is four-quarter trailing operating cash flow divided by net operating assets. Net operating assets is calculated as common equity plus total debt minus cash. The de-medianed CFROI ratio is calculated by subtracting from each stock's CFROI ratio the sector CFROI median value.

     5. Select the 16 stocks with the highest sector de-medianed price momentum.

     Price momentum is calculated as follows: calculate the 12-month percentage price change by skipping the most recent month. Subtract from it the most recent one-month percentage price change. The de-medianed price momentum is calculated by subtracting from each stock's price momentum the sector price momentum median value.

                                   Strategy B

     1. The starting universe includes all of the companies included in the S&P 400 with market capitalization less than $1.0 billion.

     2. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     3. Select the 20 stocks with the highest sector de-medianed EBITDA-to -EV ratio.

     4.  Select the six stocks with the highest sector de-medianed CFROI.

     5. Select the four stocks with the highest sector de-medianed price momentum.

     STRATEGY 2, described below, is comprised of Strategy C and Strategy D.

                                   Strategy C

     1. The starting universe includes all of the companies included in the S&P 400 with market capitalization between $1.0 billion and $8.5 billion and excludes the names selected for the prior strategy.

     2. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     3. Select the 80 stocks with the highest sector de-medianed free cash flow yield. If the stock is classified in the financials sector, earnings yield will be used in place of the free cash flow yield. Earnings yield is four-quarter trailing income before extraordinary items divided by market capitalization.

     Free cash flow ("FCF") is defined as four-quarter trailing cash flow from operations minus four-quarter trailing capital expenditures. FCF yield is calculated by dividing FCF by market capitalization. The de-medianed FCF yield is calculated by subtracting from each stock's FCF yield the sector FCF yield median value. For financials sector stocks, the de-medianed earnings yield is calculated by subtracting from each stock's earnings yield the sector earnings yield median value.

     4. Select the 24 stocks with the highest sector de-medianed projected long-term growth of earnings per share ("EPS").

     The projected long-term growth of EPS is the Institutional Brokers' Estimate System consensus estimate of long-term growth of earnings. The de-medianed projected long-term growth of EPS ("LTG") is calculated by subtracting from each stock's LTG the GICS industry LTG median value.

     5. Select the 16 stocks with the lowest sector de-medianed net operating assets-to-total assets ratio ("NOA").

     Net operating assets are calculated as common equity plus total debt minus cash. The de-medianed NOA is calculated by subtracting from each stock's NOA the sector NOA median value.

                                   Strategy D

     1. The starting universe includes all of the companies included in the S&P 400 with market capitalization less than $1.0 billion.

     2. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     3. Select the 20 stocks with the highest sector de-medianed free cash flow yield. If the stock is classified in the financials sector, earnings yield will be used in place of the free cash flow yield.

     4. Select the six stocks with the highest sector de-medianed projected long-term growth of EPS.

     5.  Select the four stocks with the lowest sector de-medianed NOA.

     STRATEGY 3, described below, is comprised of Strategy E and Strategy F.

                                   Strategy E

     1. The starting universe includes all of the companies included in the S&P 400 with market capitalization between $1.0 billion and $8.5 billion and excludes the names selected for the prior strategies.

     2.  Select the five GICS sectors with the lowest downward momentum.

     3. Select the 40 stocks with the highest sector de-medianed free cash flow yield. If the stock is classified in the utilities or telecommunication services sector, EBIT-to-EV (four-quarter trailing operating income after depreciation divided by enterprise value) will be used in place of the free cash flow yield. Enterprise value is defined as market capitalization plus total debt minus cash. For utilities and telecommunication services sector stocks, the de-medianed EBIT-to-EV ratio is calculated by subtracting from each stock's EBIT-to-EV ratio the sector EBIT-to-EV ratio median value.

     4.  Exclude stocks with an S&P Quality Rankings below B-.

     5. Select the 24 stocks with the highest industry de-medianed projected long-term growth of EPS.

     6. Select the 16 stocks with the highest industry de-medianed price momentum.

                                   Strategy F

     1. The starting universe includes all of the companies included in the S&P 400 with market capitalization less than $1.0 billion.

     2.  Select the five GICS sectors with the lowest downward momentum.

     3. Select the ten stocks with the highest sector de-medianed free cash flow yield. If the stock is classified in the utilities or telecommunication services sector, EBIT-to-EV will be used in place of the free cash flow yield.

     4.  Exclude stocks with S&P Quality Rankings below B-.

     5. Select the six stocks with the highest industry de-medianed projected long-term growth of EPS.

     6. Select the four stocks with the highest industry de-medianed price momentum.

     In construction of the S&P Mid-Cap Cornerstone Strategy, if the number of stocks in any one single industry is greater than 20% of the total number of stocks, the portfolio will be adjusted by reducing the number of the stocks in the overweighted industry(ies) to bring the weighting of the industry to 20%. The adjustment will consist of excluding from the overweighted industry(ies) the stocks with the highest price-to-book ratio and by replacing them with the stocks with the lowest price-to-book based on rerunning the screens for Strategy 1 and Strategy 2 using the 340 stocks that were not originally selected. Price-to-book ratio is calculated as market capitalization divided by common equity.

              S&P Small-Cap Cornerstone Strategy Selection Criteria

     STRATEGY 1, described below, is comprised of Strategy A and Strategy B.

                                   Strategy A

     1. The starting universe includes all of the companies included in the S&P SmallCap 600 Index (the "S&P 600") with market capitalization less than or equal to $1.0 billion.

     2. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     3. Select only stocks that have positive four-quarter trailing income before extraordinary items and discontinued operations.

     4. Select the 16 stocks with the greatest percentage decrease in their shares outstanding over the last four quarters. If the number of stocks with a percentage decrease in shares outstanding is less than 16, select stocks that had the greatest percentage decrease in shares outstanding followed by stocks that had the smallest percentage increase in shares outstanding for a total of 16 stocks. If there were no stocks with a percentage decrease in shares outstanding, then select the 16 stocks with the smallest percentage increase in shares outstanding.

                                   Strategy B

     1. The starting universe includes all of the companies included in the S&P 600 with market capitalization greater than $1.0 billion.

     2. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     3. Select only stocks that have positive four-quarter trailing income before extraordinary items and discontinued operations.

     4. Select the four stocks with the greatest percentage decrease in their shares outstanding over the last four quarters. If the number of stocks with a percentage decrease in shares outstanding is less than four, select stocks that had the greatest percentage decrease in shares outstanding followed by stocks that had the smallest percentage increase in shares outstanding for a total of four stocks. If there were no stocks with a percentage decrease in shares outstanding, then select the four stocks with the smallest percentage increase in shares outstanding.

     STRATEGY 2, described below, is comprised of Strategy C and Strategy D.

                                   Strategy C

     1. The starting universe includes all of the companies included in the S&P 600 with market capitalization less than or equal to $8.5 billion and excludes the names selected for the prior strategy.

     2. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     3. Select the 80 stocks with the highest sector de-medianed EBITDA-to-EV ratio.

     4.  Select the 24 stocks with the highest sector de-medianed CFROI.

     5. Select the 16 stocks with the highest sector de-medianed price momentum.

                                   Strategy D

     1. The starting universe includes all of the companies included in the S&P 600 with market capitalization greater than $1.0 billion.

     2. A quality screen is applied to eliminate stocks with S&P Quality Rankings below B-.

     3. Select the 20 stocks with the highest sector de-medianed EBITDA-to-EV ratio.

     4.  Select the six stocks with the highest sector de-medianed CFROI.

     5. Select the four stocks with the highest sector de-medianed price momentum.

     STRATEGY 3, described below, is comprised of Strategy E and Strategy F.

                                   Strategy E

     1. The starting universe includes all of the companies included in the S&P 600 with market capitalization less than or equal to $1.0 billion and excludes the names selected for the prior strategies.

     2.  Select the five GICS sectors with the lowest downward momentum.

     3. Select the 40 stocks with the highest sector de-medianed free cash flow yield. If the stock is classified in the utilities or telecommunication services sector, EBIT-to-EV (four-quarter trailing operating income after depreciation divided by enterprise value) will be used in place of the free cash flow yield. Enterprise value is defined as market capitalization plus total debt minus cash.

     Free cash flow ("FCF") is defined as four-quarter trailing cash flow from operations minus four-quarter trailing capital expenditures. FCF yield is calculated by dividing FCF by market capitalization. The de-medianed FCF yield is calculated by subtracting from each stock's FCF yield the sector FCF yield median value. For utilities and telecommunication services sector stocks, the de-medianed EBIT-to-EV ratio is calculated by subtracting from each stock's EBIT-to-EV ratio the sector EBIT-to-EV ratio median value.

     4.  Exclude stocks with S&P Quality Rankings below B-.

     5. Select the 24 stocks with the highest industry de-medianed projected long-term growth of EPS.

     6. Select the 16 stocks with the highest industry de-medianed price momentum.


                                   Strategy F

     1. The starting universe includes all of the companies included in the S&P 600 with market capitalization greater than $1.0 billion.

     2.  Select the five GICS sectors with the lowest downward momentum.

     3. Select the ten stocks with the highest sector de-medianed FCF yield. If the stock is classified in the utilities or telecommunication services sector, EBIT-to-EV will be used in place of the free cash flow yield.

     4.  Exclude stocks with S&P Quality Rankings below B-.

     5. Select the six stocks with the highest industry de-medianed projected long-term growth of EPS.

     6. Select the four stocks with the highest industry de-medianed price momentum.

     In constructing the S&P Small-Cap Cornerstone Strategy, if the number of stocks in any one single industry is greater than 20% of the total number of stocks, the portfolio will be adjusted by reducing the number of the stocks in the overweighted industry(ies) to bring the weighting of the industry to 20%. The adjustment will consist of excluding from the overweighted industry(ies) the stocks with the highest price-to-book ratio and by replacing them with the stocks with the lowest price-to-book ratio based on rerunning the screens for Strategy 1 and Strategy 2 using the 540 stocks that were not originally selected. Price-to-book ratio is calculated as market capitalization divided by common equity.

            S&P International Cornerstone Strategy Selection Criteria

     STRATEGY 1

     1. The starting universe includes all of the companies included in the Standard & Poor's Compustat Database classified as ADRs with market capitalization greater than or equal to $5 billion.

     2.  Exclude ADRs with S&P STARS Rankings below 3.

     Under S&P's proprietary STARS (STock Appreciation Ranking System), S&P equity analysts rank stocks and ADRs according to their individual forecast of a stock's or ADR's future total return potential versus the expected total return of a relevant benchmark (S&P 500 for the United States), based on a 12-month time horizon. The STARS Ranking is based on a 5-point scale with "1" being the lowest and "5" being the highest ranking.

     3. Select only ADRs that are covered by at least three street equity analysts as indicated by the Institutional Brokers' Estimate System number of earnings estimates as of one business day prior to the selection date.

     4. Select the 15 ADRs with the greatest sector- de-medianed forward earnings yield.

     Forward earnings yield is calculated as the Institutional Brokers' Estimate System consensus forecast earnings per share divided by price per share. Sector-de-medianed earnings yield is calculated by subtracting from each ADR's forward earnings yield its sector forward earnings yield median value.

     STRATEGY 2

     1. The starting universe includes all of the companies included in the Standard & Poor's Compustat Database classified as ADRs with market capitalization greater than or equal to $5 billion.

     2.  Exclude ADRs with S&P Fair Value Ranks below 3.

     The S&P Fair Value rank calculates a stock's or ADR's weekly Fair Value - the price at which a stock or ADR should theoretically trade at current market levels based on fundamental data such as corporate earnings and growth potential, price-to-book value, return on equity, and current yield relative to the S&P 500. Stocks and ADRs are then assigned a ranking from 5, indicating that the current price is significantly undervalued relative to the S&P Fair Value Universe, to 1, indicating that the current price is substantially overvalued relative to the S&P Fair Value Universe.

     3. Select all the ADRs whose indicated annual dividend yield falls in the top 30% of their respective sectors.

     Annual dividend yield represents the applicable dividend, multiplied by the number of times dividends were paid during the year. In most cases, the dividend is paid quarterly and is, therefore, multiplied by four. Only consistent extra or special year-end dividends are included.

     4. Select the 15 ADRs with the greatest price momentum as of one business day prior to the selection date.

     If the portfolio weighting of any one single industry is greater than 20%, the portfolio will be adjusted by reducing the number of the ADRs in the overweighted industry(ies) to bring the weighting of the industry to 20%. The adjustment will consist of excluding from the overweighted industry(ies) the ADRs with the highest price-to-book ratio and by replacing them with the ADRs with the lowest price-to-book ratio based on rerunning the screens for Strategy 1 and Strategy 2 using the starting universe, excluding the 30 ADRs that were originally selected.

                          Standard & Poor's Investment
                              Advisory Services LLC

     In 1995, Standard & Poor's Investment Advisory Services LLC was established as a wholly owned subsidiary of The McGraw-Hill Companies, Inc. for the express purpose of providing investment advice to the financial community. SPIAS' clients have included brokerage firms, mutual funds, insurance companies, retirement plans, financial planners and other financial services professionals.

                                  Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
                              Essential Information
                           (as of the Inception Date)

     Inception Date               February 2, 2009

     Unit Price                             $10.00

     Termination Date                  May 3, 2010

     Distribution Date      25th day of each month
            (commencing February 25, 2009, if any)

     Record Date            15th day of each month
            (commencing February 15, 2009, if any)


     CUSIP Numbers

     Cash Distributions
     Standard Accounts                   18387A466
     Fee Account Cash                    18387A482


     Reinvested Distributions
     Standard Accounts                   18387A474
     Fee Account Reinvest                18387A490


      Ticker                                CROCBX


     Portfolio Diversification
                                       Approximate
     Sector                   Portfolio Percentage
     ------                   --------------------
     Consumer Discretionary                  11.33%
     Consumer Staples                        13.55
     Energy                                  15.04
     Financials                              10.44
     Health Care                             16.36
     Industrials                              8.62
     Information Technology                  13.41
     Materials                                5.46
     Telecommunication Services               2.03
     Utilities                                3.76
                                            ------
     Total                                  100.00%
                                            ------


     Market                            Approximate
     Capitalization           Portfolio Percentage
     --------------           --------------------
     Small-Capitalization                    14.48%
     Mid-Capitalization                      27.92
     Large-Capitalization                    57.60
                                            ------
     Total                                  100.00%
                                            ------


                                       Approximate
     Country                  Portfolio Percentage
     --------                 --------------------
     Australia                                0.66%
     Bermuda                                  0.25
     France                                   2.02
     Germany                                  2.70
     Great Britain                            5.33
     Hong Kong                                0.69
     India                                    1.34
     Italy                                    0.66
     Korea                                    1.35
     Netherlands                              2.02
     Russia                                   0.67
     Spain                                    1.35
     Sweden                                   1.33
     United States                           79.63
                                            ------
     Total                                  100.00%
                                            ------


     Minimum Investment
     All accounts                             $250
--------------------------------------------------------------------------------



                                 Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o The trust invests in stocks issued by small-capitalization and mid-capitalization companies. These stocks customarily involve more investment risk than stocks of larger capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o The trust invests in ADRs and U.S.-listed foreign securities. The trust's investment in ADRs and U.S.-listed foreign securities presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o The trust includes securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrial cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     o The trust may invest in companies that are considered to be passive foreign investment companies ("PFICs"). In general, PFICs are certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income. As a result of an investment in PFICs, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is distributed to its unitholders in a timely manner. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes.

     o The trust includes securities of companies in the consumer products sectors. General risks of companies in the consumer products sectors include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio.

     o The trust is part of a longer-term investment strategy that includes investment in subsequent portfolios, if available.

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy.

     o You are uncomfortable with the risks of an unmanaged investment in stocks.

     o    You want high current income or capital preservation.

                                Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                         Percentage
                          of Public      Amount Per
                          Offering         $1,000
Investor Fees             Price (5)       Invested
------------              ---------       ---------
Initial sales fee
  paid on purchase (1)          1.00%        $10.00
Deferred sales fee (2)          1.45          14.50
Creation and
  development fee (3)           0.50           5.00
                               -----          -----

Maximum sales fees
  (including creation
  and development fee)          2.95%        $29.50
                              =====           =====

Estimated organization costs (4)
  (amount per 100 units paid by
  the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)            $8.00
                                        =====

                         Approximate
Annual Fund              % of Public
Operating                 Offering       Amount Per
Expenses                  Price (5)       100 Units
------------              ---------       ---------
Trustee's fee               0.0950%       $0.950
Sponsor's supervisory fee   0.0300         0.300
Evaluator's fee             0.0350         0.350
Bookkeeping and
  administrative fee        0.0350         0.350
Estimated other trust
  operating expenses (6)    0.2422         2.422
                            ------         -----
  Total                     0.4372%       $4.372
                            ======         =====

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of June 2009 and July 2009 and $0.0484 on the last business day of August 2009. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder's initial investment.

(4) Organization costs include the portfolio consulting fee paid to SPIAS for its assistance with the trust's portfolio.

(5) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(6) Other operating expenses include a portion of the licensing fee paid to SPIAS for the use of intellectual property owned by The McGraw-Hill Companies, Inc., but do not include brokerage costs and other transactional fees.


                                     Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $     422
     3 years                                1,075
     5 years                                1,749
     10 years                               3,531

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.



                                 Trust Portfolio

Claymore Securities Defined Portfolios, Series 559
S&P Foundation Strategy, Series 2
The Trust Portfolio as of the Inception Date, February 2, 2009
-------------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                             of Aggregate  Initial     Per Share       Cost To
   Ticker     Company Name (1)                                Offer Price  Shares        Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
              CONSUMER DISCRETIONARY (11.33%)
              S&P Large-Cap Cornerstone Strategy (4.92%)
   COH          Coach, Inc.                                         0.99%    101      $ 14.6000     $ 1,474.60
   DTV          DIRECTV Group, Inc.                                 1.00      68        21.9000       1,489.20
   NWSA         News Corporation                                    0.97     227         6.3900       1,450.53
   TGT          Target Corporation                                  0.96      46        31.2000       1,435.20
   YUM          YUM! Brands, Inc.                                   1.00      52        28.6200       1,488.24
              S&P Mid-Cap Cornerstone Strategy (2.54%)
   ANN          Ann Taylor Stores Corporation                       0.23      71         4.9200         349.32
   BWA          BorgWarner, Inc.                                    0.25      22        16.8800         371.36
   JCG          J. Crew Group, Inc.                                 0.25      37        10.0000         370.00
   MVL          Marvel Entertainment, Inc.                          0.26      14        27.5100         385.14
   MDC          M.D.C. Holdings, Inc.                               0.25      12        30.6400         367.68
   MHK          Mohawk Industries, Inc.                             0.24      11        32.1100         353.21
   NVR          NVR, Inc.                                           0.29       1       426.0900         426.09
   PETM         PetSmart, Inc.                                      0.25      20        18.7700         375.40
   PCLN         Priceline.com, Inc.                                 0.27       6        67.0900         402.54
   RYL          Ryland Group, Inc.                                  0.25      24        15.6000         374.40
              S&P Small-Cap Cornerstone Strategy (2.53%)
   CPKI         California Pizza Kitchen, Inc                       0.26      37        10.3600         383.32
   CEC          CEC Entertainment, Inc.                             0.25      16        23.3400         373.44
   CBK          Christopher & Banks Corporation                     0.25      97         3.8800         376.36
   GCO          Genesco, Inc.                                       0.26      25        15.4000         385.00
   GYMB         Gymboree Corporation                                0.25      15        24.5000         367.50
   MCRI         Monarch Casino & Resort, Inc.                       0.25      37        10.2400         378.88
   NTRI         NutriSystem, Inc.                                   0.25      29        12.8900         373.81
   PPD          Pre-Paid Legal Services, Inc.                       0.25      11        33.6200         369.82
   RGR          Sturm, Ruger & Company, Inc.                        0.26      58         6.6100         383.38
   TRLG         True Religion Apparel, Inc.                         0.25      32        11.4100         365.12
              S&P International Cornerstone Strategy (1.34%)
   PSO          Pearson PLC *                                       0.67     105         9.5100         998.55
   ENL          Reed Elsevier N.V. *                                0.67      45        22.2300       1,000.35
              CONSUMER STAPLES (13.55%)
              S&P Large-Cap Cornerstone Strategy (10.97%)
   KO           Coca-Cola Company                                   1.00      35        42.7200       1,495.20
   CL           Colgate-Palmolive Company                           1.01      23        65.0400       1,495.92
   STZ          Constellation Brands, Inc.                          1.00     102        14.5200       1,481.04
   GIS          General Mills, Inc.                                 0.99      25        59.1500       1,478.75
   K            Kellogg Company                                     1.00      34        43.6900       1,485.46
   KFT          Kraft Foods, Inc.                                   1.00      53        28.0500       1,486.65
   LO           Lorillard, Inc.                                     1.00      25        59.4600       1,486.50
   PEP          PepsiCo, Inc.                                       1.01      30        50.2300       1,506.90
   PG           Procter & Gamble Company                            0.99      27        54.5000       1,471.50
   SYY          Sysco Corporation                                   0.99      66        22.2900       1,471.14
   WMT          Wal-Mart Stores Inc.                                0.98      31        47.1200       1,460.72


                           Trust Portfolio (continued)

Claymore Securities Defined Portfolios, Series 559
S&P Foundation Strategy, Series 2
The Trust Portfolio as of the Inception Date, February 2, 2009
-------------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                             of Aggregate  Initial     Per Share       Cost To
   Ticker     Company Name (1)                                Offer Price  Shares        Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
              CONSUMER STAPLES (continued)
              S&P Mid-Cap Cornerstone Strategy (0.50%)
   BJ           BJ's Wholesale Club, Inc.                           0.25%     13      $ 28.6800       $ 372.84
   HANS         Hansen Natural Corporation                          0.25      11        33.5000         368.50
              S&P Small-Cap Cornerstone Strategy (0.75%)
   CALM         Cal-Maine Foods, Inc.                               0.25      14        27.0800         379.12
   SPTN         Spartan Stores, Inc.                                0.25      20        18.5800         371.60
   THS          TreeHouse Foods, Inc.                               0.25      14        26.3900         369.46
              S&P International Cornerstone Strategy (1.33%)
   CBY          Cadbury PLC *                                       0.67      31        32.3000       1,001.30
   ITYBY        Imperial Tobacco Group PLC *                        0.66      18        54.8000         986.40
              ENERGY (15.04%)
              S&P Large-Cap Cornerstone Strategy (7.97%)
   APA          Apache Corporation                                  1.01      20        75.0000       1,500.00
   CVX          Chevron Corporation                                 1.00      21        70.5200       1,480.92
   COP          ConocoPhillips                                      0.99      31        47.5300       1,473.43
   EOG          EOG Resources, Inc.                                 1.00      22        67.7700       1,490.94
   HES          Hess Corporation                                    0.97      26        55.6100       1,445.86
   MUR          Murphy Oil Corporation                              1.01      34        44.1800       1,502.12
   NE           Noble Corporation **                                1.00      55        27.1500       1,493.25
   OXY          Occidental Petroleum Corporation                    0.99      27        54.5500       1,472.85
              S&P Mid-Cap Cornerstone Strategy (1.28%)
   CRK          Comstock Resources, Inc.                            0.26      10        38.1300         381.30
   DNR          Denbury Resources, Inc.                             0.25      30        12.2400         367.20
   FTI          FMC Technologies, Inc.                              0.26      13        29.5900         384.67
   HP           Helmerich & Payne, Inc.                             0.26      17        22.4600         381.82
   UNT          Unit Corporation                                    0.25      15        24.9400         374.10
              S&P Small-Cap Cornerstone Strategy (1.78%)
   GIFI         Gulf Island Fabrication, Inc.                       0.25      30        12.5900         377.70
   LUFK         Lufkin Industries, Inc.                             0.26      11        34.9500         384.45
   MTRX         Matrix Service Company                              0.26      72         5.2900         380.88
   CKH          Seacor Holdings, Inc.                               0.26       6        65.0400         390.24
   SM           St. Mary Land & Exploration Company                 0.25      19        19.3500         367.65
   SGY          Stone Energy Corporation                            0.25      44         8.5800         377.52
   SFY          Swift Energy Company                                0.25      24        15.3200         367.68
              S&P International Cornerstone Strategy (4.01%)
   BP           BP PLC *                                            0.66      23        42.4700         976.81
   CEO          CNOOC Limited *                                     0.69      12        86.0400       1,032.48
   E            Eni S.P.A *                                         0.66      23        42.3900         974.97
   REP          Repsol YPF, S.A. *                                  0.67      56        17.7700         995.12
   RDS/A        Royal Dutch Shell PLC *                             0.66      20        49.2300         984.60
   TOT          Total S.A. *                                        0.67      20        49.7800         995.60


                           Trust Portfolio (continued)

Claymore Securities Defined Portfolios, Series 559
S&P Foundation Strategy, Series 2
The Trust Portfolio as of the Inception Date, February 2, 2009
-------------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                             of Aggregate  Initial     Per Share       Cost To
   Ticker     Company Name (1)                                Offer Price  Shares        Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
              FINANCIALS (10.44%)
              S&P Large-Cap Cornerstone Strategy (6.88%)
   AFL          Aflac, Inc.                                         1.00%     64      $ 23.2100     $ 1,485.44
   COF          Capital One Financial Corporation                   0.95      89        15.8400       1,409.76
   CB           Chubb Corporation                                   1.00      35        42.5800       1,490.30
   BEN          Franklin Resources, Inc.                            0.98      30        48.4200       1,452.60
   L            Loews Corporation                                   1.02      62        24.4000       1,512.80
   MS           Morgan Stanley                                      0.94      69        20.2300       1,395.87
   TRV          Travelers Companies, Inc.                           0.99      38        38.6400       1,468.32
              S&P Mid-Cap Cornerstone Strategy (1.93%)
   ACF          AmeriCredit Corporation                             0.23      74         4.7100         348.54
   RE           Everest Re Group Limited **                         0.25       6        63.0000         378.00
   THG          Hanover Insurance Group, Inc.                       0.24       9        40.4200         363.78
   HCC          HCC Insurance Holdings, Inc.                        0.25      16        23.4100         374.56
   JEF          Jefferies Group, Inc.                               0.24      31        11.5400         357.74
   PL           Protective Life Corporation                         0.23      42         8.2800         347.76
   RGA          Reinsurance Group of America, Inc.                  0.24      10        35.6300         356.30
   WRB          W. R. Berkley Corporation                           0.25      14        26.4800         370.72
              S&P Small-Cap Cornerstone Strategy (0.27%)
   RLI          RLI Corporation                                     0.27       7        56.4900         395.43
              S&P International Cornerstone Strategy (1.36%)
   ING          ING Groep N.V. *                                    0.69     123         8.3300       1,024.59
   SHG          Shinhan Financial Group Company,  Limited *         0.67      25        39.8700         996.75
              HEALTH CARE (16.36%)
              S&P Large-Cap Cornerstone Strategy (8.07%)
   BMY          Bristol-Myers Squibb Company                        1.01      70        21.4100       1,498.70
   ESRX         Express Scripts, Inc.                               1.01      28        53.7600       1,505.28
   RX           IMS Health, Inc.                                    1.00     102        14.5200       1,481.04
   JNJ          Johnson & Johnson                                   1.01      26        57.6900       1,499.94
   SGP          Schering-Plough Corporation                         1.00      85        17.5600       1,492.60
   STJ          St. Jude Medical, Inc.                              1.03      42        36.3700       1,527.54
   TMO          Thermo Fisher Scientific, Inc.                      1.01      42        35.9300       1,509.06
   WLP          WellPoint, Inc.                                     1.00      36        41.4500       1,492.20
              S&P Mid-Cap Cornerstone Strategy (2.01%)
   AFFX         Affymetrix, Inc.                                    0.25     118         3.1800         375.24
   CVD          Covance, Inc.                                       0.26      10        38.6000         386.00
   ENDP         Endo Pharmaceuticals Holdings, Inc.                 0.26      17        22.4700         381.99
   GPRO         Gen-Probe, Inc.                                     0.24       8        45.0200         360.16
   LNCR         Lincare Holdings, Inc.                              0.24      15        24.0500         360.75
   OCR          Omnicare, Inc.                                      0.24      13        27.9600         363.48
   PRGO         Perrigo Company                                     0.26      13        29.3500         381.55
   PPDI         Pharmaceutical Product Development, Inc.            0.26      16        23.8900         382.24
              S&P Small-Cap Cornerstone Strategy (4.25%)
   AMED         Amedisys, Inc.                                      0.25       9        41.2300         371.07
   AMMD         American Medical Systems Holdings, Inc.             0.25      35        10.7000         374.50
   AHS          AMN Healthcare Services, Inc.                       0.26      57         6.8000         387.60
   AMSG         Amsurg Corporation                                  0.25      19        19.5900         372.21


                           Trust Portfolio (continued)

Claymore Securities Defined Portfolios, Series 559
S&P Foundation Strategy, Series 2
The Trust Portfolio as of the Inception Date, February 2, 2009
-------------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                             of Aggregate  Initial     Per Share       Cost To
   Ticker     Company Name (1)                                Offer Price  Shares        Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
              HEALTH CARE (continued)
              S&P Small-Cap Cornerstone Strategy (continued)
   CHSI         Catalyst Health Solutions, Inc.                     0.25%     17        22.0200         374.34
   CNC          Centene Corporation                                 0.25      21        17.7300         372.33
   CHE          Chemed Corporation                                  0.24       9        40.1300         361.17
   CNMD         CONMED Corporation                                  0.25      24        15.6500         375.60
   CCRN         Cross Country Helathcare, Inc.                      0.26      51         7.4900         381.99
   HS           Healthspring, Inc.                                  0.26      22        17.4200         383.24
   LHCG         LHC Group, Inc.                                     0.25      14        26.6100         372.54
   MGLN         Magellan Healthcare Services, Inc.                  0.24      10        36.2200         362.20
   MATK         Martek Biosciences Corporation                      0.25      14        26.4500         370.30
   PMC          PharMerica Corporation                              0.25      23        16.4400         378.12
   PFWD         Phase Forward, Inc.                                 0.24      27        13.5000         364.50
   PSSI         PSS World Medical, Inc.                             0.25      23        15.8800         365.24
   VPHM         ViroPharma, Inc.                                    0.25      31        12.0000         372.00
              S&P International Cornerstone Strategy (2.03%)
   AZN          AstraZeneca PLC *                                   0.67      26        38.5300       1,001.78
   BAYRY        Bayer AG *                                          0.68      19        53.3300       1,013.27
   SNY          Sanofi-Aventis *                                    0.68      36        28.1700       1,014.12
              INDUSTRIALS (8.62%)
              S&P Large-Cap Cornerstone Strategy (3.04%)
   BNI          Burlington Northern Santa Fe Corporation            1.02      23        66.2500       1,523.75
   NSC          Norfolk Southern Corporation                        1.01      39        38.3600       1,496.04
   WMI          Waste Management, Inc.                              1.01      48        31.1900       1,497.12
              S&P Mid-Cap Cornerstone Strategy (2.73%)
   MLHR         Herman Miller, Inc                                  0.24      33        10.9900         362.67
   HUB/B        Hubbell, Inc.                                       0.25      12        31.0000         372.00
   KFY          Korn/Ferry Intrenational                            0.25      40         9.4000         376.00
   LECO         Lincoln Electric Holdings, Inc.                     0.25       9        41.1700         370.53
   MAN          Manpower, Inc.                                      0.25      13        28.4600         369.98
   SGR          Shaw Group, Inc.                                    0.24      13        27.8000         361.40
   SPW          SPX Corporation                                     0.25       9        42.1100         378.99
   TKR          Timken Company                                      0.26      26        14.8900         387.14
   URS          URS Corporation                                     0.25      11        34.0500         374.55
   WAB          Wabtec Corporation                                  0.26      13        29.9300         389.09
   YRCW         YRC Worldwide, Inc.                                 0.23     121         2.8800         348.48
              S&P Small-Cap Cornerstone Strategy (1.51%)
   AYI          Acuity Brands, Inc.                                 0.25      14        26.8700         376.18
   CRDN         Ceradyne, Inc.                                      0.26      17        22.8200         387.94
   GKSR         G&K Services, Inc.                                  0.25      20        18.4500         369.00
   HSII         Heidrick & Struggles International, Inc.            0.26      25        15.2000         380.00
   LII          Lennox International, Inc.                          0.25      13        28.1100         365.43
   RBN          Robbins & Myers, Inc.                               0.24      21        17.2900         363.09
              S&P International Cornerstone Strategy (1.34%)
   SI           Siemens AG *                                        0.68      18        56.0600       1,009.08
   VOLVY        Volvo AB *                                          0.66     244         4.0200         980.88


                           Trust Portfolio (continued)

Claymore Securities Defined Portfolios, Series 559
S&P Foundation Strategy, Series 2
The Trust Portfolio as of the Inception Date, February 2, 2009
-------------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                             of Aggregate  Initial     Per Share       Cost To
   Ticker     Company Name (1)                                Offer Price  Shares        Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
              INFORMATION TECHNOLOGY (13.41%)
              S&P Large-Cap Cornerstone Strategy-
              Information Technology (5.96%)
   ADBE         Adobe Systems, Inc.                                 0.99%     76      $ 19.3100     $ 1,467.56
   DELL         Dell, Inc.                                          0.98     153         9.5000       1,453.50
   LXK          Lexmark International, Inc.                         0.97      61        23.6800       1,444.48
   MCHP         Microchip Technology, Inc.                          1.01      79        18.9700       1,498.63
   NVLS         Novellus Systems, Inc.                              0.99     107        13.7900       1,475.53
   TXN          Texas Instruments, Inc.                             1.02     102        14.9500       1,524.90
              S&P Mid-Cap Cornerstone Strategy (1.26%)
   ADS          Alliance Data Systems Corporation                   0.25       9        41.5900         374.31
   GPN          Global Payments, Inc.                               0.26      11        34.7100         381.81
   NCR          NCR Corporation                                     0.24      29        12.5500         363.95
   SAI          SAIC, Inc.                                          0.25      19        19.7400         375.06
   SY           Sybase, Inc.                                        0.26      14        27.3100         382.34
              S&P Small-Cap Cornerstone Strategy (3.51%)
   BHE          Benchmark Electronics, Inc.                         0.25      32        11.7400         375.68
   CELL         Brightpoint, Inc.                                   0.26      82         4.6800         383.76
   HLIT         Harmonic, Inc.                                      0.25      72         5.1500         370.80
   JCOM         j2 Global Comminications, Inc.                      0.25      19        19.5800         372.02
   LOJN         LoJack Corporation                                  0.25      97         3.8000         368.60
   MMS          Maximus, Inc.                                       0.25      10        37.1600         371.60
   MCRS         MICROS Systems, Inc.                                0.25      26        14.4000         374.40
   MKSI         MKS Intruments, Inc.                                0.25      26        14.0500         365.30
   NVTL         Novatel Wireless, Inc.                              0.25      68         5.5400         376.72
   PLXS         Plexus Corporation                                  0.25      26        14.4600         375.96
   SCSC         ScanSource, Inc.                                    0.25      20        18.7200         374.40
   SPSS         SPSS, Inc.                                          0.26      15        25.6800         385.20
   SYNA         Synaptics, Inc.                                     0.25      16        23.5700         377.12
   VSEA         Varian Semiconductor Equipment Associates, Inc.     0.24      19        19.0400         361.76
              S&P International Cornerstone Strategy (2.68%)
   INFY         Infosys Technologies Limited *                      0.66      37        26.5600         982.72
   SAP          SAP AG *                                            0.67      28        35.3800         990.64
   ERIC         Telefonaktiebolaget LM Ericsson *                   0.67     124         7.9900         990.76
   WIT          Wipro Limited *                                     0.68     145         6.9400       1,006.30
              MATERIALS (5.46%)
              S&P Large-Cap Cornerstone Strategy (2.00%)
   CF           CF Industries Holdings, Inc.                        1.01      32        47.0000       1,504.00
   NUE          Nucor Corporation                                   0.99      36        40.7900       1,468.44
              S&P Mid-Cap Cornerstone Strategy (1.24%)
   ALB          Albemarle Corporation                               0.25      17        22.2500         378.25
   ASH          Ashland, Inc.                                       0.25      46         8.0200         368.92
   CLF          Cliffs Natural Resources, Inc.                      0.25      16        23.1700         370.72
   SON          Sonoco Products Company                             0.25      16        22.9300         366.88
   VAL          Valspar Corporation                                 0.24      21        17.3500         364.35
              S&P Small-Cap Cornerstone Strategy (0.24%)
   FUL          H.B. Fuller Company                                 0.24      26        13.9700         363.22


                           Trust Portfolio (continued)

Claymore Securities Defined Portfolios, Series 559
S&P Foundation Strategy, Series 2
The Trust Portfolio as of the Inception Date, February 2, 2009
-------------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                             of Aggregate  Initial     Per Share       Cost To
   Ticker     Company Name (1)                                Offer Price  Shares        Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
              MATERIALS (continued)
              S&P International Cornerstone Strategy (1.98%)
   BHP          BHP Billiton Limited *                              0.66%     26      $ 37.5400    $    976.04
   PKX          POSCO *                                             0.68      16        63.5200       1,016.32
   RTP          Rio Tinto PLC *                                     0.64      11        86.7500         954.25
              TELECOMMUNICATION SERVICES (2.03%)
              S&P International Cornerstone Strategy (2.03%)
   BT           BT Group PLC *                                      0.68      66        15.2400       1,005.84
   MBT          Mobile TeleSystems *                                0.67      47        21.3000       1,001.10
   TEF          Telefonica S.A. *                                   0.68      19        53.6100       1,018.59
              UTILITIES (3.76%)
              S&P Mid-Cap Cornerstone Strategy (1.50%)
   LNT          Alliant Energy Corporation                          0.25      13        28.8300         374.79
   DPL          DPL, Inc.                                           0.25      17        21.5500         366.35
   MDU          MDU Resources Group, Inc.                           0.25      19        19.8900         377.91
   NFG          National Fuel Gas Company                           0.24      12        29.9600         359.52
   OGE          OGE Energy Corporation                              0.25      15        24.6500         369.75
   UGI          UGI Corporation                                     0.26      15        25.3700         380.55
              S&P Small-Cap Cornerstone Strategy (0.24%)
   NJR          New Jersey Resources Corporation                    0.24       9        40.0900         360.81
              S&P International Cornerstone Strategy (2.02%)
   EONGY        E.ON AG *                                           0.67      31        32.3200       1,001.92
   UUGRY        United Utilities Group PLC *                        0.68      64        15.7000       1,004.80
   VE           Veolia Environnement *                              0.67      44        22.5100         990.44
                                                                                                   -----------
                                                                                                   $148,815.66
                                                                                                   ===========


(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on January 30, 2009. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on January 30, 2009. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at their fair value. In accordance with Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $218 loss to the sponsor on the Inception Date.

 *   American Depositary Receipt ("ADR").

**   U.S.-listed foreign security.



================================================================================
 ZACKS SELECT PORTFOLIO, SERIES 14


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Zacks Select Trust seeks to provide total return primarily through price appreciation and secondarily through dividend income.

                          Principal Investment Strategy

     The Zacks Select Unit Investment Trust Strategy is an investment strategy that uses a quantitative selection process to determine the constituents of a final portfolio. The sponsor selects securities for the trust through a screening process performed on all companies listed in a primary database compiled by Zacks Investment Research, Inc. ("Zacks"). The screening process to determine the actual investment portfolio of the trust was run approximately one to two weeks before the deposit of the trust.

     The portfolio is comprised of 50 stocks of which 25 are classified as growth stocks and 25 are classified as value stocks. The stocks in the portfolio are approximately equally-weighted as of the date of deposit. This weighting may change slightly if a stock qualifies under both screens and would be double counted to include a weighting in each composite strategy.

                               Security Selection

     The trust's portfolio is selected based on the following three-step process and is approximately equally-weighted as of the initial date of deposit (the "Inception Date"):

     Step 1:Zacks Growth Screening Process

     The growth portion of the trust's portfolio is reduced to approximately 25 small-, mid- and/or large-capitalization growth stocks by following pre-set quantitative investment criteria, which includes the following screens:

     o The stock has a Zacks Rank of "Strong Buy" as of the portfolio construction date, as well as at least $50 million in annual sales and a share price of at least $5.00.

     o Eliminate all stocks that do not have at least $100 million in market capitalization and less than $300,000 liquidity, where liquidity is defined as price multiplied by average three month daily volume.

     o Calculate the year-to-year annual sales growth for each stock for the past three years.

     o Average the year-to-year annual sales growth for the previous three-year period.

     o    Select the 25 stocks with the largest three-year sales growth.

     Step 2:Zacks Value Screening Process

     The value portion of the trust's portfolio is reduced to approximately 25 small, mid and/or large-capitalization value stocks by following pre-set quantitative investment criteria, which includes the following screens:

     o Exclude all closed-end funds, indices, real estate investment trusts and Canadian stocks from the investable universe.

     o    Exclude all stocks not listed on the NYSE, AMEX, or NASDAQ exchanges.

     o Exclude all stocks that have a price under $1.00 as of the portfolio construction date.

     o Rank all stocks that remain in the investable universe by descending market capitalization.

     o Exclude all stocks that do not have at least $100 million in market capitalization and less than $300,000 in liquidity, where liquidity is defined as price multiplied by average three month daily volume.

     o Select the best two stocks in each sector that have the lowest price-to-book ratio.

     o Of those stocks, select the 25 stocks with the lowest price-to-book ratio as calculated in the Zacks' database.

     o Limit American Depositary Receipt ("ADR") exposure to 15% of the entire portfolio or lower; if ADR exposure is greater than 15%, eliminate the worst-ranking ADRs by price-to-book ratio and select the next best non-ADR in the sector.

     Step 3: Combine growth stocks with value stocks to form one approximately equally-weighted 50 stock portfolio.

                            Zacks Investment Research

     Zacks Investment Research, Inc. is a Chicago-based firm with over 25 years of experience in providing institutional and individual investors with the analytical tools and financial information necessary to the success of their investment process. The trust will pay Zacks an annual licensing fee for the use of its intellectual property.

                                  Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
                              Essential Information
                           (as of the Inception Date)

     Inception Date               February 2, 2009

     Unit Price                             $10.00

     Termination Date                  May 3, 2010

     Distribution Date      25th day of each month
            (commencing February 25, 2009, if any)

     Record Date            15th day of each month
            (commencing February 15, 2009, if any)


     CUSIP Numbers

     Cash Distributions
     Standard Accounts                   18387A508
     Fee Account Cash                    18387A524


     Reinvested Distributions
     Standard Accounts                   18387A516
     Fee Account Reinvest                18387A532


     Ticker                                 CZACNX


     Portfolio Diversification
                                       Approximate
     Sector                   Portfolio Percentage
     ------                   --------------------
     Aerospace                                6.08%
     Autos/Trucks/Tires                       4.00
     Basic Materials                          1.99
     Business Services                        4.00
     Computer & Technology                   14.21
     Construction                             3.96
     Consumer Discretionary                  10.16
     Consumer Staples                        10.02
     Finance                                  9.76
     Industrial Products                      6.00
     Medical                                  8.08
     Multi-Sector Conglomerates               3.85
     Oils/Energy                              2.04
     Retail/Wholesale                         9.97
     Transportation                           1.89
     Utilities                                3.99
                                            ------
     Total                                  100.00%
                                            ------


     Market                            Approximate
     Capitalization           Portfolio Percentage
     --------------           --------------------
     Small-Capitalization                    79.94%
     Mid-Capitalization                      14.08
     Large-Capitalization                     5.98
                                            ------
     Total                                  100.00%
                                            ------


                                       Approximate
     Country                  Portfolio Percentage
     -------                  --------------------
     Brazil                                   1.97%
     Britain                                  1.89
     Canada                                   2.04
     China                                    2.05
     Ireland                                  1.81
     United States                           90.24
                                            ------
     Total                                  100.00%
                                            ------


     Minimum Investment
     All accounts                             $250
--------------------------------------------------------------------------------



                                 Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Stock prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     o The trust invests in stocks issued by small-capitalization and mid-capitalization companies. These stocks customarily involve more investment risk than stocks of larger capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that the issuers of the securities will declare dividends in the future, and, if declared, whether they will remain at current levels or increase over time.

     o The trust invests in ADRs and U.S.-listed foreign securities. The trust's investment in ADRs and U.S.-listed foreign securities presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign stocks will be more volatile than U.S. stocks due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o The trust may invest in companies that are considered to be passive foreign investment companies ("PFICs"). In general, PFICs are certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income. As a result of an investment in PFICs, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is distributed to its unitholders in a timely manner. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes.

     o The trust includes securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     o The trust includes securities of companies in the consumer products sectors. General risks of companies in the consumer products sectors include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. A weak economy and its effect on consumer spending would adversely affect consumer products companies.


     o Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio.

     o The trust is part of a longer-term investment strategy that includes investment in subsequent portfolios, if available.

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy.

     o You are uncomfortable with the risks of an unmanaged investment in stocks.

     o    You want high current income or capital preservation.

                                Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                         Percentage
                          of Public      Amount Per
                          Offering         $1,000
Investor Fees             Price (4)       Invested
------------              ---------       ---------
Initial sales fee
  paid on purchase (1)          1.00%        $10.00
Deferred sales fee (2)          1.45          14.50
Creation and
  development fee (3)           0.50           5.00
                               -----          -----

Maximum sales fees
  (including creation
  and development fee)          2.95%        $29.50
                               =====          =====

Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)            $8.00
                                        =====

                         Approximate
Annual Fund              % of Public
Operating                 Offering       Amount Per
Expenses                  Price (4)       100 Units
------------              ---------       ---------
Trustee's fee                0.0950%       $0.950
Sponsor's supervisory fee    0.0300         0.300
Evaluator's fee              0.0350         0.350
Bookkeeping and
  administrative fee         0.0350         0.350
Estimated other trust
  operating expenses (5)     0.1220         1.220
                             ------         -----
  Total                      0.3170%       $3.170
                             ======         =====

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of June 2009 and July 2009 and $0.0484 on the last business day of August 2009. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses include a licensing fee paid to Zacks for the use of intellectual property owned by Zacks, but do not include brokerage costs and other transactional fees.

                                     Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $     410
     3 years                                1,039
     5 years                                1,690
     10 years                               3,420

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.



                                 Trust Portfolio

Claymore Securities Defined Portfolios, Series 559
Zacks Select Portfolio, Series 14
The Trust Portfolio as of the Inception Date, February 2, 2009
-------------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                             of Aggregate  Initial     Per Share       Cost To
   Ticker     Company Name (1)                                Offer Price  Shares        Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
              Aerospace (6.08%)
   DCO          Ducommun, Inc.                                      2.01%    156      $ 18.9400     $ 2,954.64
   LDSH         Ladish Company, Inc.                                2.01     260        11.3700       2,956.20
   TGI          Triumph Group, Inc.                                 2.06      67        45.2800       3,033.76
              Autos/Trucks/Tires (4.00%)
   CTB          Cooper Tire & Rubber Company                        1.94     612         4.6700       2,858.04
   FDML         Federal-Mogul Corporation                           2.06     526         5.7600       3,029.76
              Basic Materials (1.99%)
   SOA          Solutia, Inc.                                       1.99     750         3.9100       2,932.50
              Business Services (4.00%)
   XPRT         LECG Corporation                                    2.05     926         3.2700       3,028.02
   TKTM         Ticketmaster Entertainment, Inc.                    1.95     482         5.9500       2,867.90
              Computer & Technology (14.21%)
   LFT          Longtop Financial Technologies Limited *            2.05     215        14.0600       3,022.90
   MFLX         Multi-Fineline Electronix, Inc.                     2.00     159        18.5300       2,946.27
   NTCT         NetScout Systems, Inc.                              2.03     210        14.2200       2,986.20
   OTEX         Open Text Corporation **                            2.04      86        35.0300       3,012.58
   PRGS         Progress Software Corporation                       2.04     176        17.0600       3,002.56
   SEAC         SeaChange International, Inc.                       2.08     517         5.9200       3,060.64
   TSU          Tim Participacoes S.A. *                            1.97     206        14.0700       2,898.42
              Construction (3.96%)
   LEN          Lennar Corporation                                  2.01     385         7.6900       2,960.65
   NCS          NCI Building Systems, Inc.                          1.95     248        11.5900       2,874.32
              Consumer Discretionary (10.16%)
   APOL         Apollo Group, Inc.                                  2.05      37        81.4600       3,014.02
   COCO         Corinthian Colleges, Inc.                           2.05     162        18.6800       3,026.16
   DV           DeVry, Inc.                                         2.00      55        53.5800       2,946.90
   DLB          Dolby Laboratories, Inc.                            2.03     117        25.5600       2,990.52
   VIA/B        Viacom, Inc.                                        2.03     203        14.7500       2,994.25
              Consumer Staples (10.02%)
   ADM          Archer-Daniels-Midland Company                      2.04     110        27.3800       3,011.80
   STZ          Constellation Brands, Inc.                          2.01     204        14.5200       2,962.08
   DMND         Diamond Foods, Inc.                                 2.04     117        25.6800       3,004.56
   SJM          J.M. Smucker Company                                2.02      66        45.1500       2,979.90
   LIZ          Liz Claiborne, Inc.                                 1.91   1,277         2.2000       2,809.40
              Finance (9.76%)
   AIB          Allied Irish Banks plc *                            1.81     974         2.7400       2,668.76
   CFFN         Capitol Federal Financial                           2.02      72        41.4000       2,980.80
   LPHI         Life Partners Holdings, Inc.                        2.06      80        38.0000       3,040.00
   PSEC         Prospect Capital Corporation                        1.98     269        10.8300       2,913.27
   RBS          Royal Bank of Scotland Group plc *                  1.89     463         6.0000       2,778.00
              Industrial Products (6.00%)
   NC           NACCO Industries, Inc.                              2.06      95        31.9900       3,039.05
   POWL         Powell Industries, Inc.                             1.99     123        23.8800       2,937.24
   TECUA        Tecumseh Products Company                           1.95     351         8.2000       2,878.20


                           Trust Portfolio (continued)

Claymore Securities Defined Portfolios, Series 559
Zacks Select Portfolio, Series 14
The Trust Portfolio as of the Inception Date, February 2, 2009
-------------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                             of Aggregate  Initial     Per Share       Cost To
   Ticker     Company Name (1)                                Offer Price  Shares        Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
              Medical (8.08%)
   BKD          Brookdale Senior Living, Inc.                       2.06%    447       $ 6.8000    $  3,039.60
   CMN          Cantel Medical Corporation                          2.04     201        14.9900       3,012.99
   CYBX         Cyberonics, Inc.                                    1.99     191        15.3900       2,939.49
   RTIX         RTI Biologics, Inc.                                 1.99   1,195         2.4500       2,927.75
              Multi-Sector Conglomerates (3.85%)
   CODI         Compass Diversified Holdings, Inc.                  1.84     251        10.8100       2,713.31
   GFF          Griffon Corporation                                 2.01     298         9.9500       2,965.10
              Oils/Energy (2.04%)
   SGY          Stone Energy Corporation                            2.04     350         8.5800       3,003.00
              Retail/Wholesale (9.97%)
   MDRX         Allscripts-Misys Healthcare Solutions, Inc.         2.02     353         8.4200       2,972.26
   ODP          Office Depot, Inc.                                  1.93   1,316         2.1600       2,842.56
   PTRY         Pantry, Inc                                         2.01     178        16.6300       2,960.14
   PETS         PetMed Express, Inc.                                2.01     205        14.4400       2,960.20
   TITN         Titan Machinery, Inc.                               2.00     291        10.1500       2,953.65
              Transportation (1.89%)
   YRCW         YRC Worldwide, Inc.                                 1.89     968         2.8800       2,787.84
              Utilities (3.99%)
   PNM          PNM Resources, Inc.                                 1.99     292        10.0400       2,931.68
   WGL          WGL Holdings, Inc.                                  2.00      92        32.1000       2,953.20
                                                                                                   -----------
                                                                                                   $147,363.04
                                                                                                   ===========


(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on January 30, 2009. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on January 30, 2009. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at their fair value. In accordance with Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $522 loss to the sponsor on the Inception Date.

 *   American Depositary Receipt ("ADR").

**   U.S.-listed foreign security.



================================================================================
UNDERSTANDING YOUR INVESTMENTS


                                How to Buy Units

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.claymore.com. The unit price includes:

     o   the value of the stocks,

     o   the initial sales fee, and

     o   cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     Value of the Stocks. The sponsor serves as the evaluator of your trust (the "Evaluator"). We cause the trustee to determine the value of the stocks as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

     Pricing the Stocks. We generally determined the value of stocks using the last sale price for stocks traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

     The trustee or its designee will also value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price.

     The sponsor or the trustee determined the initial prices of the stocks shown in "Trust Portfolio" for your trust in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consulting fee, and the initial fees and expenses of the trustee. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.

     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and is 2.45% of the Public Offering Price, based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

     The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.

     Initial Sales Fee. Based on a $10 unit, the initial sales fee is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (2.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.195 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Deferred Sales Fee. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.145 per unit).

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, when you purchase units of your trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

     Large Purchases. You can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge reductions:

                                     Sales Charge
                                   Reductions (as a
                                    % of the Public
     Purchase Amount                Offering Price)
     -----------------              --------------
     Less than $50,000                      0.00%
     $50,000 - $99,999                      0.25
     $100,000 - $249,999                    0.50
     $250,000 - $499,999                    0.75
     $500,000 - $999,999                    1.00
     $1,000,000 or more                     1.50

     You may aggregate unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o   purchases by your spouse or minor children, and

     o   purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the initial offering period.

     There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount; however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Exchange or Rollover Option. If you are buying units of your trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an up-front sales charge and a deferred sales charge. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and that trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

     Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

                                      Concession
                                    per Unit (as a
     Purchase Amount/              % of the Public
     Form of Purchase               Offering Price)
     ----------------               --------------
     Less than $50,000                      2.25%
     $50,000 - $99,999                      2.00
     $100,000 - $249,999                    1.75
     $250,000 - $499,999                    1.50
     $500,000 - $999,999                    1.25
     $1,000,000 or more                     0.75
     Rollover Purchases                     1.30
     Fee Account and
       Employee Purchases                   0.00

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction.

     Broker-dealers and other firms that sell units of certain Claymore unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be equal to 0.10% of the value of eligible Claymore unit trusts sold in the primary market during a calendar quarter so long as the broker-dealers or other firms sell at least $25 million of eligible Claymore unit trusts during the calendar quarter. Eligible unit trusts include all Claymore unit trusts, other than Claymore municipal portfolios, sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Claymore reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to your trust to their customers.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of your trust and other Claymore products. This compensation is intended to result in additional sales of Claymore products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Claymore products by the intermediary or its agents, the placing of Claymore products on a preferred or recommended product list, access to an intermediary's personnel and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Claymore products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Claymore product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amount set forth in the "Trust Portfolio" on the initial deposit of securities into your trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymore.com or through your financial professional. We often refer to the sale price of units as the "bid price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units--Redemption" in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

     You can generally request an in-kind distribution of the stocks underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States and is not available within 30 business days of a trust's termination. We may modify or discontinue this option at any time without notice.

     Exchange Option. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria. We may discontinue this option at any time.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                  Distributions

     Dividends. Your trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     o   reinvest distributions in additional units of your trust at no fee, or

     o   receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your trust.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

     Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the stocks in your trust. You should understand these risks before you invest. You could lose some or all of your investment in a trust. Recently, equity markets have experienced significant volatility. If the value of the stocks falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Market risk. Market risk is the risk that a particular security in a trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o   General securities markets movements;

     o   Changes in the financial condition of an issuer or a sector;

     o   Changes in perceptions about an issuer or a sector;

     o   Interest rates and inflation;

     o   Governmental policies and litigation; and

     o   Purchases and sales of securities by a trust.

     Even though we carefully supervise your trust portfolio, you should remember that we do not manage the portfolio. Your trust will not sell a stock solely because the market value falls as is possible in a managed fund.

     Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in a trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

     Small-capitalization and mid-capitalization company risk. The trusts include stocks issued by small-capitalization and mid-capitalization companies. These stocks customarily involve more investment risk than larger capitalization or more seasoned stocks. These additional risks are due in part to the following factors. Small-capitalization and mid-capitalization companies may:

     o    Have limited product lines, markets or financial resources;

     o Be new and developing companies which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

     o    Have less publicly available information;

     o    Lack management depth or experience;

     o    Be less liquid;

     o    Be more vulnerable to adverse general market or economic developments;
          and

     o Be dependent upon products that were recently brought to market or key personnel.

     Foreign securities risk. The trusts invest in ADRs and/or U.S.-listed foreign securities. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o   Foreign markets may be less liquid and more volatile than U.S. markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a trust's foreign currency holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

     PFIC risk. Your trust may invest in companies that are considered to be PFICs. In general, PFICs are certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income. As a result of an investment in PFICs, your trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those securities, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

     Emerging market risk. Your trust may invest in securities issued by entities located in emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

     Consumer products risk. Your trust invests in companies in the consumer products sectors. General risks of companies in the consumer products sectors include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. Generally, spending on consumer products is affected by the health of consumers. Companies in the consumer products sectors are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of foods and soft drinks may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     See "Risk Factors" in Part B of the prospectus for additional information.

                               How the Trust Works

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell stocks:

     o   to pay expenses,

     o   to issue additional units or redeem units,

     o   in limited circumstances to protect the trust,

     o to avoid direct or indirect ownership of a passive foreign investment company,

     o to make required distributions or avoid imposition of taxes on the trust, or

     o   as permitted by the trust agreement.

     Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of your trust.

     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the stocks in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                               General Information

     Claymore. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain stocks held by your trust.

     Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

     SPIAS. Standard & Poor's Investment Advisory Services LLC has been selected by the sponsor to serve as the portfolio consultant for the S&P Foundation Trust. As portfolio consultant, SPIAS will assist the sponsor with the selection of the portfolio of the S&P Foundation Trust. For its service as portfolio consultant, SPIAS will be paid a fee of 0.13% of the average net assets of the S&P Foundation Trust at the close of the initial offering period. While the sponsor is responsible for supervising the trust portfolio, neither the sponsor nor the portfolio consultant manage your trust.

     SPIAS is a registered investment advisor. "Standard & Poor's," "S&P," "S&P MidCap 400 Index," "S&P SmallCap 600 Index," "Compustat," "Standard & Poor's Compustat," "STARS," "GICS" and "S&P 500" are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Claymore Securities, Inc. SPIAS recommends securities on a non-discretionary basis and is not responsible for client suitability. Analytic services and products provided by Standard & Poor's are the result of separate activities designed to preserve the independence and objectivity of each analytic process. Standard & Poor's has established policies and procedures to maintain the confidentiality of non-public information received during each analytic process.

     The portfolio consultant is not an affiliate of the sponsor. The portfolio consultant may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in the S&P Foundation Trust. This may have an adverse effect on the prices of the securities included in the S&P Foundation Trust. This also may have an impact on the price the S&P Foundation Trust pays for the securities and the price received upon unit redemptions or trust termination. The portfolio consultant may act as agent or principal in connection with the purchase and sale of securities, including the securities included in the trust. The portfolio consultant's research department may receive compensation based on commissions generated by research and/or sales of units.

     You should note that the selection criteria was applied to the securities for inclusion in the S&P Foundation Trust prior to the Inception Date. After this time, the securities included in the trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, we will generally not remove the security from the trust. In offering the units to the public, neither the sponsor nor any broker-dealers are recommending any of the individual securities but rather the entire pool of securities in your trust, each taken as a whole, which are represented by the units.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    Expenses

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust's objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.050 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses, including any licensing fees. Your trust will also pay its general operating expenses, including any licensing fees. The S&P Foundation Trust will pay a licensing fee to SPIAS for the use of trademarks, trade names or other intellectual property owned by The McGraw-Hill Companies, Inc. The total annual licensing fee received by SPIAS is equal to 0.07% of the average net assets of the S&P Foundation Trust.

     The Zacks Select Trust will pay a licensing fee to Zacks for the use of trademarks, trade names or other intellectual property owned by Zacks. The annual licensing fee received by Zacks is equal to 0.07% of the average net assets of the Zacks Select Trust.

     For Zacks' services provided to the sponsor and the Zacks Select Trust, the sponsor has agreed to pay, out of its own assets, a fee equal to 0.08% of the average net assets of the Zacks Select Trust. This fee is paid from the sponsor's profits and not from trust assets.

     Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                Standard & Poor's

     Standard & Poor's and its affiliates provide a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address.

     THE S&P FOUNDATION TRUST IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S AND ITS AFFILIATES ("S&P"). S&P MAKES NO REPRESENTATION, CONDITION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE TRUST OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE S&P FOUNDATION TRUST PARTICULARLY. S&P IS NOT RESPONSIBLE FOR AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE PRICES AND AMOUNT OF THE S&P FOUNDATION TRUST OR THE TIMING OF THE ISSUANCE OR SALE OF THE S&P FOUNDATION TRUST. S&P HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING, OR SALE OF UNITS OF THE S&P FOUNDATION TRUST.

     STANDARD & POOR'S DOES NOT GUARANTEE THE ACCURACY AND/OR COMPLETENESS OF THE S&P 500, S&P 600 OR S&P 400 INDEXES, ANY DATA INCLUDED THEREIN, OR ANY DATA FROM WHICH IT IS BASED, AND STANDARD & POOR'S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD & POOR'S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED FROM THE USE OF THE S&P 500, S&P 600 OR S&P 400 INDEXES. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500, S&P 600 OR S&P 400 INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD & POOR'S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.




             Report of Independent Registered Public Accounting Firm

Unitholders

Claymore Securities Defined Portfolios, Series 559

     We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 16, 17, 18, 19, 20, 21, 28 and 29 of this prospectus, of Claymore Securities Defined Portfolios, Series 559, as of February 2, 2009, the initial date of deposit. These statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The trusts are not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of each trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statements of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of February 2, 2009. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 559, as of February 2, 2009, in conformity with accounting principles generally accepted in the United States of America.

                                                              Grant Thornton LLP

     Chicago, Illinois
     February 2, 2009





     Claymore Securities Defined Portfolios, Series 559

     Statements of Financial Condition
     as of the Inception Date, February 2, 2009
                                                                    S&P           Zacks
                                                                Foundation       Select
     Investment in securities                                      Trust          Trust
     Sponsor's contracts to purchase underlying securities
         backed by cash deposited (1)(2)                       $    148,816   $    147,363
                                                               ------------   ------------
                                                               $    148,816   $    147,363
                                                               ============   ============
     Liabilities and interest of unitholders Liabilities:
         Organization costs (3)                                $      1,203   $      1,191
         Creation and development fee (6)                               752            744
         Deferred sales fee (4)                                       2,180          2,158
                                                               ------------   ------------
                                                                      4,135          4,093
                                                               ------------   ------------
     Interest of unitholders:
         Cost to unitholders (5)                                    150,320        148,850
         Less: initial sales fee (4)                                  1,504          1,487
         Less: organization costs, C&D and deferred
            sales fees (3)(4)(5)(6)                                   4,135          4,093
                                                               ------------   ------------
         Net interest of unitholders                                144,681        143,270
                                                               ------------   ------------
            Total                                              $    148,816   $    147,363
                                                               ============   ============
     Number of units                                                 15,032         14,885
                                                               ============   ============
     Net Asset Value per Unit                                  $      9.625   $      9.625
                                                               ============   ============

--------------------------------------------------------------------------------

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.

(2) Cash and/or a letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds (aggregating $149,034 and $147,885 per trust) necessary for the purchase of the securities in the S&P Foundation Trust and Zacks Select Trust, respectively, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $8.00 per 100 units of each trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of a trust.

(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the total transactional sales fee is 2.45% of the Public Offering Price (equivalent to 2.512% of the net amount invested). The deferred sales fee is equal to $0.145 per unit.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period.




                     CLAYMORE SECURITIES DEFINED PORTFOLIOS

                          CLAYMORE PORTFOLIO PROSPECTUS

                          PART B DATED FEBRUARY 2, 2009



     The prospectus for a Claymore Securities Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Claymore Securities Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

                                    Contents

            General Information                                   2
            Investment Policies                                   2
            Risk Factors                                          3
            Administration of the Trust                          14
            Expenses of the Trust                                20
            Portfolio Transactions and Brokerage Allocation      22
            Purchase, Redemption and Pricing of Units            22
            Taxes                                                27
            Experts                                              30
            Performance Information                              30
            Description of Ratings                               31



General Information

     Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     Tobacco Industry. Certain of the issuers of securities in the trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

     In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such securities and the value of units of a trust containing such securities.

     Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have undergone substantial change in recent years. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Starting in mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the trust's portfolio.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulations. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations could cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker-dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited securities which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the equity securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member states of the European Union ("EU"), as of such date) established fixed conversion rates between their existing sovereign currencies and the Euro. On such date the Euro became the official currency of these eleven countries. The participating countries do not control their own monetary policies by directing independent interest rates for their currencies. Greece, Slovenia, Cyprus and Malta have also adopted the Euro as their official currency. In these member states, the authority to direct monetary policy, including money supply and official interest rates for the Euro, is exercised by the European Central Bank. The conversion of the national currencies of the participating countries to the Euro could negatively impact the market rate of the exchange between such currencies (or the Euro) and the U.S. dollar. As of January 1, 2009, there were 27 member states in the EU.

     In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single transnational currency. The Euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The sponsor is unable to predict what impact, if any, the Euro conversion will have on any of the issuers of securities contained in a trust.

     Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     Trust Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in trust preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

     Senior loans in which a Closed-End Fund may invest:

     o   generally are of below investment grade credit quality;

     o   may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o   generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts' net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Small Capitalization and Mid Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small capitalization or mid-capitalization stocks. Investing in small capitalization stocks or mid capitalization stocks may involve greater risk than investing in large capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies ("Small-Cap Companies") or mid market capitalization companies ("Mid-Cap Companies") will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis ("Income Averaging"), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

     (A)  As to the Income Account:

          (1)  Income received;

          (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

          (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (B)  As to the Capital Account:

          (1) The dates of disposition of any securities and the net proceeds received therefrom;

          (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

          (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (C)  The following information:

          (1) A list of the securities as of the last business day of such calendar year;

          (2) The number of units outstanding on the last business day of such calendar year;

          (3) The redemption price based on the last evaluation made during such calendar year; and

          (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (3) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (4) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Claymore Securities, Inc. was created as Ranson & Associates, Inc., in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Claymore Securities, Inc. utilizes the trustee to perform certain evaluation services.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are paid monthly and are based on the largest number of units outstanding at any time during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.

     The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust's portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."

     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a "Distribution In Kind") from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company ("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Assets of the Trusts. The trusts are expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that the trusts will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     Trust Status. If your trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses.

     Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     Dividends from Stocks. Certain dividends received with respect to the stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

     Dividends Received Deduction. Generally, a domestic corporation owning units in a trust may be eligible for the dividends received deduction with respect to such unit owner's pro rata portion of certain types of dividends received by the trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     Exchanges. If you elect to have your proceeds from your trust rolled over into a future series of the trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

     Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     Foreign Taxes. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through your trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

     A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to your trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

     New York Tax Status. Based on the advice of Dorsey & Whitney LLP, special counsel to your trust for New York tax matters, under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation, and the income of your trust will be treated as the income of the unitholders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Performance Information

     Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500(R) Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

Description of Ratings

Standard & Poor's Issue Credit Ratings

     A Standard & Poor's issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Long-term issue credit ratings

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o   Nature of and provisions of the obligation;

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations). Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

       AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

       AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

       A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

       BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated "BB," "B," "CCC," "CC," and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

       BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

       B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

       CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

       CC An obligation rated "CC" is currently highly vulnerable to nonpayment.

       CA A subordinated debt or preferred stock obligation rated "C" is CURRENTLY HIGHLY VULNERABLE to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

       D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-) The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

       r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

       N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

       Moody's Ratings

       Aaa Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

       Aa Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

       A Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

       Baa Bonds and preferred stock which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack out standing investment characteristics and in fact have speculative characteristics as well.

       Ba Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

       B Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

       Caa Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

       Ca Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

       C Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.




                     CLAYMORE SECURITIES DEFINED PORTFOLIOS

                   CLAYMORE INDEX PORTFOLIO PROSPECTUS-PART B

                                FEBRUARY 2, 2009

     Where to Learn More
     You can contact us for free information about this and other investments.

     Visit us on the Internet
     http://www.claymore.com

     By e-mail
     invest@claymore.com

     Call Claymore
     (800) 345-7999
     Pricing Line (888) 248-4954

     Call the Bank of New York Mellon
     (800) 701-8178 (investors)
     (800) 647-3383 (brokers)

     Additional Information
         This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

        E mail:   publicinfo@sec.gov
        Write:    Public Reference Room
                  Washington, D.C. 20549-0102
        Visit:    http://www.sec.gov (EDGAR Database)
        Call:     1-202-942-8090 (only for information on the operation of the
                  Public Reference Room)

         When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

         The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.




        Contents
                                                              Investment Summary
--------------------------------------------------------------------------------
                      2   Overview

        S&P Foundation Strategy, Series 2
--------------------------------------------------------------------------------
        A concise     2   Investment Objective
        description   2   Principal Investment Strategy
        of essential  2   Security Selection
        information  12   Future Trusts
        about the    12   Essential Information
        portfolio    12   Portfolio Diversification
                     13   Principal Risks
                     14   Who Should Invest
                     14   Fees and Expenses
                     15   Example
                     16   Trust Portfolio

        Zacks Select Portfolio, Series 14
--------------------------------------------------------------------------------
        A concise    22   Investment Objective
        description  22   Principal Investment Strategy
        of essential 22   Security Selection
        information  23   Future Trusts
        about the    24   Essential Information
        portfolio    24   Portfolio Diversification
                     24   Principal Risks
                     26   Who Should Invest
                     26   Fees and Expenses
                     27   Example
                     28   Trust Portfolio

                                                  Understanding Your Investments
--------------------------------------------------------------------------------
        Detailed     30   How to Buy Units
        information  34   How to Sell Your Units
        to help you  35   Distributions
        understand   36   Investment Risks
        your         39   How the Trust Works
        investment   40   General Information
                     41   Expenses
                     44   Report of Independent Registered Public
                            Accounting Firm
                     45   Statements of Financial Condition

        For the Table of Contents of Part B, See Part B of the prospectus.

        Where to Learn More
--------------------------------------------------------------------------------
        You can contact us for  Visit us on the Internet
        free information about  http://www.claymore.com
        these investments.      By e-mail
                                invest@claymore.com
                                Call Claymore (800) 345-7999
                                Pricing Line (888) 248-4954
                                Call The Bank of New York Mellon
                                (800) 701-8178 (investors)
                                (800) 647-3383 (brokers)

        Additional Information
--------------------------------------------------------------------------------
        This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

          E-mail:  publicinfo@sec.gov
          Write:   Public Reference Room, Washington, D.C. 20549-0102
          Visit:   http://www.sec.gov (EDGAR Database)
          Call:    1-202-942-8090 (only for information on
                   the operation of the Public Reference Room)

        Refer to:
          Claymore Securities Defined Portfolios, Series 559
                Securities Act file number: 333-156507
                Investment Company Act file number: 811-03763

     When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.




Prospectus

S&P Foundation Strategy, Series 2
Zacks Select Portfolio,
Series 14






Claymore Securities
Defined Portfolios
Series 559

DATED FEBRUARY 2, 2009







                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

   The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                         INSURER/POLICY NO.                   AMOUNT

                  National Union Fire Insurance
                  Company of Pittsburgh,                     $250,000
                  Pennsylvania
                  959-9000

     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

            Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                         Exhibits as listed on page S-5


                                   SIGNATURES

   The Registrant, Claymore Securities Defined Portfolios, Series 559 hereby identifies Claymore Securities Defined Portfolios, Series 526, Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

   (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

   (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

   (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 559 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 2nd day of February, 2009.

                              CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 559
                                                                    (Registrant)

                                                    By CLAYMORE SECURITIES, INC.
                                                                     (Depositor)

                                                           By /s/ Kevin Robinson
                                                    ----------------------------
                                                       Senior Managing Director,
                                                   General Counsel and Secretary


   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


     SIGNATURE*                           TITLE***                              DATE

CHRISTIAN MAGOON**                        President                         )    By:    /s/ Kevin Robinson
                                                                                        -------------------
                                                                            )           Kevin Robinson
                                                                            )           Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chief Executive Officer and       )           February 2, 2009
                                          Chairman of the Board of          )
                                          Directors                         )

MICHAEL RIGERT*                           Vice Chairman                     )           February 2, 2009

ANTHONY DILEONARDI*                       Vice Chairman                     )           February 2, 2009

BRUCE ALBELDA*                            Chief Financial Officer and                   February 2, 2009
                                          Director
/s/ Kevin Robinson
    KEVIN ROBINSON                        Senior Managing Director,                     February 2, 2009
                                          General Counsel and Secretary


-------------------
     *    An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-149523 on April 9, 2008.

     **   An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-150840 on June 2, 2008.

     *** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                         CONSENT OF DORSEY & WHITNEY LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.3 and 3.4 to the Registration Statement.

                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

     3.3 Opinion of counsel as to New York income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

     3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.